Exhibit 107
Calculation of Filing Fee Tables
Form S-8
(Form Type)

Yelp Inc.
(Exact name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities
Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock	Other(2)	5,051,964(3)	$33.21(2)	$167,775,724.44	0.0000927	$15,552.81
Equity	Common Stock	Other(4)	1,443,418(5)	$28.2285(4)	$40,745,525.01	0.0000927	$3,777.11
Total Offering Amounts				–	$208,521,249.45	–	$19,329.92
Total Fees Previously Paid				–	–	–	–
Total Fee Offsets				–	–	–	–
Net Fee Due				–	–	–	$19,329.92

(1) Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of Registrant’s Common Stock that become issuable under the plans set forth herein by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without receipt of consideration that increases the number of outstanding shares of Registrant’s Common Stock.
(2) Estimated in accordance with Rules 457(c) and (h) solely for the purpose of calculating the registration fee on the basis of $33.21 per share, the average of the high and low prices of the Registrant’s Common Stock on February 24, 2022 as reported on the New York Stock Exchange.
(3) Represents shares of Common Stock that were automatically added to the shares reserved for issuance under the Registrant’s 2012 Equity Incentive Plan, as amended (the “2012 Plan”), on January 1, 2022 pursuant to an “evergreen” provision contained in the 2012 Plan. Pursuant to such provision, the number of shares reserved for issuance under the 2012 Plan automatically increased on January 1st of each year, starting on January 1, 2013 and continuing through January 1, 2022, by the lesser of (i) 7.0% of the total number of shares of the Registrant’s capital stock outstanding on December 31st of the immediately preceding calendar year, and (ii) a number determined by the Registrant’s board of directors.
(4) Estimated in accordance with Rules 457(c) and (h) solely for the purpose of calculating the registration fee on the basis of 85% of $33.21 per share, the average of the high and low prices of the Registrant’s Common Stock on February 24, 2022 as reported on the New York Stock Exchange. Under the terms of the Registrant's 2012 Employee Stock Purchase Plan, as amended (the "2012 ESPP") the purchase price of the shares of Common Stock issuable thereunder will be 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period.
(5) Represents shares of Common Stock that were automatically added to the shares reserved for issuance under the Registrant's 2012 ESPP, on January 1, 2022 pursuant to an "evergreen" provision contained in the 2012 ESPP. Pursuant to such provision, the number of shares reserved for issuance under the 2012 ESPP automatically increased on January 1st of each year, starting on January 1, 2013 and continuing through January 1, 2022, by the lowest of (i) 2% of the total number of shares of the Registrant's capital stock outstanding on December 31st of the preceding calendar year, (ii) 5,000,000 shares of Common Stock, or (iii) a number determined by the Registrant's board of directors.